ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

November 26, 2013	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Amy Miller

Re:	AllianzGI Equity & Convertible Income Fund

File No. 333-191818

Dear Ms. Miller:

I am writing on behalf of AllianzGI Equity & Convertible Income Fund (the “Fund” or “NIE”) to respond to additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission), which you provided to me during our telephone conversation on November 26, 2013, regarding the Fund’s Registration Statement on Form N-14 8C, which was filed on October 21, 2013, as amended by Pre-Effective Amendment No. 1, which was filed on November 25, 2013 (as amended, the “Registration Statement”). The Fund filed the Registration Statement in connection with the proposed reorganization of AllianzGI Global Equity & Convertible Income Fund (“NGZ” and, together with NIE, the “Funds”) with and into the Fund (the “Merger”).

Summaries of your comments and the Fund’s responses are set forth below. These responses will be reflected in the definitive versions of the Joint Prospectus/Proxy Statement and Statement of Additional Information relating to the Merger, which will be filed with the Securities and Exchange Commission pursuant to Rule 497 under the Securities Act of 1933, as amended.

The following sets forth the Fund’s responses to the Staff’s comments.

1.	Comment: Please revise the disclosure concerning the allocation of expenses between the Fund, NGZ and Allianz Global Investors Fund Management LLC (the “Adviser”) to make clear that the Adviser is only splitting the legal fees, which are $200,000, which is why the Adviser is paying $100,000. In addition, please make clear that the $317,000 split between the Funds includes their portion of the legal fees ($100,000) plus the other Merger expenses described in the first sentence of the referenced disclosure.

Response: The requested change has been made. The referenced disclosure has been modified as follows:

Except as noted below, the Funds will bear all expenses incurred in connection with the Merger, including, without limitation, the costs of printing, mailing, and soliciting proxies; accounting fees; registration fees of the SEC; and NYSE listing fees, which costs will be borne directly by the Fund incurring the expense or based upon such other reasonable methodology as shall be approved by the Trustees of each Fund. Notwithstanding the foregoing, all legal fees and ~~related~~ expenses incurred by or on behalf of the Funds in connection with the Merger (estimated to be approximately $200,000) will be allocated equally between AGIFM, on the one hand, and the Funds, on the other hand, such that AGIFM will bear 50% of such fees and the Funds shall together bear 50% of such fees. Such legal fees and ~~other related~~ expenses allocated to NIE and NGZ shall be further allocated between the two Funds based on the projected relative benefits to each of NIE and NGZ of the Merger as determined by AGIFM. It is estimated that the total costs of the Merger (excluding costs associated with repositioning NGZ’s portfolio discussed above, but including legal fees and expenses) will be $317,000. Of these costs and expenses, approximately $128,000 are expected to be borne by NIE, $89,000 are expected to be borne by NGZ, and $100,000 are expected to be borne by AGIFM.

2.	Comment: “Non-recurring” Merger expenses should not be included as pro forma adjustments to the Statement of Operations, as only “recurring” adjustments should be disclosed as adjustments. Accordingly, please remove any “non-recurring” Merger expenses from the Statement of Operations. In addition, add a footnote that describes the other pro forma adjustments on the Statement of Operations.

Response: The requested changes have been made. The non-recurring merger expenses have been removed from the Statement of Operations and the following footnote has been added to the pro forma adjustments in the Statement of Operations:

Pro forma adjustments reflect the anticipated reduction of certain duplicative expenses to be eliminated as a result of the Merger. Actual reductions in expenses could differ from these estimates.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Wayne Miao, Esq.

David C. Sullivan, Esq.